Exhibit 99.1

Alpha Tau Announces Publication in Cancers Journal of Long-Term Safety and Efficacy Data in Multiple Hard-to-Treat Superficial Cancers

The pooled analysis included data from 4 international clinical trials spanning an array of hard-to-treat indications including skin, head & neck, and oral cavity.

Initial response data demonstrated an overall response rate of almost 100% in treated lesions and a complete response rate of 89%.

With follow-up as long as 51 months (median follow-up of 14-months), no moderate or severe long-term toxicities were noted, and 2-year local recurrence-free survival was estimated at 77%.

JERUSALEM, (June 25, 2024) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today the publication of an article entitled “Extended Follow-Up Outcomes from Pooled Prospective Studies Evaluating Efficacy of Interstitial Alpha Radionuclide Treatment for Skin and Head and Neck Cancers” in the journal Cancers, with further detail on data previously announced by the Company in August 2023. The publication was authored by clinical investigators from Israel, Italy and the United States and can be accessed through the following link: https://www.mdpi.com/2072-6694/16/13/2312

The aim of the analysis was to evaluate the long-term toxicity outcomes and disease control rates for patients treated with Alpha DaRT and followed for up to four years. In this pooled analysis of 81 treated head and neck, oral cavity and skin tumors from four clinical trials with a median follow-up of 14 months (range of 2—51 months), the overall response rate was 99%, with a complete response observed in 89% of treated lesions, a 10% partial response rate, and one patient non-evaluable. Two-year local recurrence-free survival was 77%, and there were no grade 2 or higher late toxicities observed. Clinical variables, including recurrent versus non-recurrent lesions, baseline tumor size, or histology, did not impact long-term outcomes.

The published results indicate that the Alpha DaRT treatment may provide tumor control even beyond the acute treatment period of short-term local responses, potentially leading to longer-term disease control. The lack of moderate or severe toxicities observed in this analysis is promising and suggests that Alpha DaRT may potentially offer an appropriate long-term treatment for these very difficult-to-treat cancers. Further follow-up and additional clinical studies are ongoing and will provide additional characterization of the safety and efficacy profile of Alpha DaRT.

Alpha Tau CEO Uzi Sofer stated, “We are encouraged by the perspective offered by this long-term data and its publication in a renowned journal such as Cancers. The publication of this comprehensive pooled analysis reinforces our belief in the sustained benefit of Alpha DaRT for patients with hard-to-treat cancers who have limited treatment options. We have additional ongoing studies in multiple tumor types and this long-term safety and efficacy snapshot shows great promise for the future when fighting the most difficult cancers. We are now poised for our next breakthrough and will continue working hard making excellent progress in our exciting clinical pipeline.”

Dr. Robert Den, M.D., Alpha Tau CMO, commented, “The publication of this long-term analysis is extremely gratifying. After years of research, the combined picture shows great clinical promise with no moderate or severe long-term toxicity. Now that we have a published study with a range of up to 51 months with strong durability and a favorable safety profile, we are hopeful this will provide a new therapeutic pathway for patients who have few options. In addition, we are looking forward to results from several ongoing and planned clinical trials in pancreas, brain, vulva, lung and liver metastases.”

Prof. Aron Popovtzer M.D., Head of the Sharett Institute of Oncology at Hadassah Medical Center in Jerusalem, and lead author of the publication, commented, “This analysis presents in fully published form, for the first time, an enhanced clinical picture of the potential benefit that Alpha DaRT may provide to patients with these hard-to-treat skin, head and neck cancers. The long-term analysis of safety and efficacy compares very favorably to other radiotherapeutic studies using external beam radiation, but with a much lower incidence of complications. We are excited and hopeful about the future potential of Alpha DaRT in the treatment of various solid tumors and in combination with systemic therapies such as immunotherapy and chemotherapy.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intertumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations

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